UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 21, 2022

Hainan Manaslu Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41474	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

B3406, 34F, West Tower, Block B Guorui Building, 11 Guoxing Avenue Haikou, Hainan Province, People’s Republic of China	570203
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: +86-898-65315786

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one ordinary share, one redeemable warrant, and one right	HMACU	The Nasdaq Stock Market LLC
Ordinary shares, par value $0.0001 per share	HMAC	The Nasdaq Stock Market LLC
Redeemable warrants, each warrant entitling the holder to purchase one ordinary share at a price of $11.50 per share	HMACW	The Nasdaq Stock Market LLC
Rights, each right entitling the holder to receive one-tenth of one ordinary share	HMACR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

This section describes the material provisions of the Business Combination Agreement (as defined below) and certain related documents, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is filed herewith as Exhibit 2.1. Unless otherwise defined herein, capitalized terms used below have the meanings given to them in the Business Combination Agreement.

Business Combination Agreement

General Description of the Business Combination Agreement

On November 21, 2022, Hainan Manaslu Acquisition Corp., a Cayman Islands exempted company (“HMAC”), entered into a definitive business combination agreement (the “Business Combination Agreement”) with Able View Inc., a Cayman Islands exempted company (“Able View”), Able View Global Inc., a Cayman Islands exempted company and wholly owned subsidiary of Able View (“Pubco”), Able View Corporation Inc., a Cayman Islands exempted company and wholly owned subsidiary of Pubco (“Merger Sub”), and each of the shareholders of Able View (collectively, the “Sellers”). Pubco is sometimes referred to herein as the “Combined Company” following the Closing (as defined below).

Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, at the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), (i) HMAC will merge with and into Merger Sub, with HMAC continuing as the surviving entity in the merger (the “Merger”), as a result of which: (a) HMAC will become a wholly owned subsidiary of Pubco and (b) each issued and outstanding security of HMAC immediately prior to the consummation of the Merger will no longer be outstanding and will automatically be cancelled, in exchange for the right of the holder thereof to receive a substantially equivalent security of Pubco, and (ii) Pubco will acquire all of the issued and outstanding shares of Able View held by the Sellers in exchange for ordinary shares of Pubco (the “Share Exchange” and, collectively with the Merger and the other transactions contemplated by the Business Combination Agreement and the Ancillary Documents (as defined below), the “Transactions”).

Consideration

Under the Business Combination Agreement, the aggregate consideration to be paid to the Sellers is US$400,000,000 (the “Exchange Consideration”), which will be paid entirely in shares comprised of newly issued ordinary shares of Pubco, par value US$0.0001 per share (“Pubco Ordinary Shares”), with each share valued at an amount equal to (a) (i) the Exchange Consideration, divided by (ii) the total number of issued and outstanding ordinary shares of Able View, divided by (b) the price at which each HMAC ordinary share (or after the Merger, each Pubco Ordinary Share) held by HMAC’s public shareholders is redeemed or converted in connection with the Transactions pursuant to the provisions of HMAC’s organizational documents (the “Redemption”).

In addition to the Exchange Consideration, the Sellers will have the contingent right to receive to an aggregate of 3,200,000 additional Pubco Ordinary Shares as earnout consideration after the Closing as follows: (i) an aggregate of 1,600,000 additional Pubco Ordinary Shares will be issued to the Sellers in the event that Pubco reports net revenue in its audited financial statements for the fiscal year ended December 31, 2023 equal to or in excess of $170,000,000, and (ii) an aggregate of 1,600,000 additional Pubco Ordinary Shares will be issued to the Sellers in the event that Pubco reports net revenue in its audited financial statements for the fiscal year ended December 31, 2024 equal to or in excess of $200,000,000.

Representations and Warranties of the Parties

The Business Combination Agreement contains a number of representations and warranties made by the parties as of the date of such agreement or other specific dates solely for the benefit of certain of the parties to the Business Combination Agreement, in each case relating to, among other things, organization and qualification, governing documents, capitalization, authority, no conflicts and absence of litigation. These representations and warranties, in certain cases, are subject to specified exceptions and materiality, Material Adverse Effect (as defined below), knowledge and other qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement. “Material Adverse Effect” as used in the Business Combination Agreement means, with respect to any specified person or entity, any fact, event, occurrence, change or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, liabilities, results of operations, prospects or condition (financial or otherwise) of such person and its subsidiaries, taken as a whole, or the ability of such person or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Business Combination Agreement or the documents and agreements ancillary to the Business Combination Agreement (the “Ancillary Documents”) to which it is a party or bound or to perform its obligations hereunder or thereunder, in each case subject to certain customary exceptions. The representations and warranties made by the parties are customary for transactions similar to the Transactions.

The representations and warranties of the parties contained in the Business Combination Agreement terminate as of, and do not survive, the Closing, and there are no indemnification rights for another party’s breach.

Covenants of the Parties

Each party agreed in the Business Combination Agreement to use its commercially reasonable efforts to effect the Closing. The Business Combination Agreement also contains certain customary and other covenants by each of the parties during the period between the signing of the Business Combination Agreement and the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms, including covenants regarding: (i) the provision of access to their respective properties, books and personnel; (ii) the operation of their respective businesses in the ordinary course of business; (iii) provision of PCAOB-audited financial statements of Able View and its direct and indirect subsidiaries (collectively, the “Target Companies”); (iv) HMAC’s public filings; (v) no solicitation of, or entering into, any alternative competing transactions; (vi) no insider trading; (vii) notifications of certain breaches, consent requirements or other matters; (viii) efforts to consummate the Closing and obtain third party and regulatory approvals and efforts; (ix) further assurances; (x) public announcements; (xi) confidentiality; (xii) indemnification of directors and officers and tail insurance; (xiii) use of trust proceeds after the Closing; (xiv) efforts to support a transaction financing; (xv) efforts to extend the maturity or otherwise amend the terms of certain debt of the Target Companies; (xvi) Able View’s agreement to pay transaction-related expenses of the parties; (xvii) causing Pubco to enter into employment agreements with certain employees of Able View; and (xviii) approving a new equity incentive plan for Pubco to take effect following the Closing.

The parties also agreed to take all necessary actions to cause Pubco’s board of directors immediately following the Closing to consist of five members, of which (i) one individual will be designated by HMAC prior to the Closing and (ii) four individuals will be designated by Able View prior to the Closing, at least three of whom will be required to qualify as independent directors under the rules of The Nasdaq Stock Market LLC (“Nasdaq”).

HMAC and Pubco also agreed to jointly prepare, and Pubco will file with the SEC, a registration statement on Form F-4 (as amended, the “Registration Statement”) in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the securities of Pubco to be issued to the holders of HMAC ordinary shares, and containing a proxy statement/prospectus for the purpose of soliciting proxies from the shareholders of HMAC for the approval of the Business Combination and the matters relating to the Transactions to be acted on at the special meeting of the shareholders of HMAC and providing such shareholders an opportunity to participate in the Redemption.

The covenants and agreements of the parties contained in the Business Combination Agreement do not survive the Closing, except those covenants and agreements to be performed after the Closing, which covenants and agreements will survive until fully performed.

Conditions to Closing

The obligations of the parties to consummate the Transactions are subject to various conditions, including the following mutual conditions of the parties, unless waived: (i) the approval of the Business Combination Agreement and the Transactions and related matters by the requisite vote of HMAC’s shareholders; (ii) obtaining any material regulatory approvals and third-party consents; (iii) no law or order preventing or prohibiting the Transactions; (iv) either HMAC (immediately prior to the Closing) or Pubco (upon the consummation of the Closing) having at least $5,000,001 in net tangible assets as of the Closing, after giving effect to the completion of the Redemption and any transaction financing; (v) appointment of the post-closing board of directors of Pubco in accordance with the Business Combination Agreement; (vi) Pubco qualifying as a foreign private issuer; (vii) amendment by the shareholders of Pubco of Pubco’s memorandum and articles of association; (viii) the effectiveness of the Registration Statement; and (ix) the Pubco Ordinary Shares having been approved for listing on Nasdaq.

In addition, unless waived by Able View and Pubco, the obligations of Able View, Pubco, Merger Sub, and the Sellers to consummate the Transactions are subject to the satisfaction of the following Closing conditions, in addition to customary certificates and other closing deliveries: (i) the representations and warranties of HMAC being true and correct on and as of the Closing (subject to Material Adverse Effect); (ii) HMAC having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Business Combination Agreement required to be performed or complied with by it on or prior the date of the Closing; (iii) absence of any Material Adverse Effect with respect to HMAC since the date of the Business Combination Agreement which is continuing and uncured; (iv) receipt by the Company and Pubco of the Founders Registration Rights Agreement Amendment (as defined below); and (v) each of the Sellers having received from Pubco a registration rights agreement covering the merger consideration shares received by the Sellers in the Transactions, duly executed by Pubco.

Unless waived by HMAC, the obligations of HMAC to consummate the Transactions are subject to the satisfaction of the following Closing conditions, in addition to customary certificates and other closing deliveries: (i) the representations and warranties of Able View, Pubco, Merger Sub, and the Sellers being true and correct on and as of the Closing (subject to Material Adverse Effect on the Target Companies, Pubco, or any Seller, taken as a whole); (ii) the Company, Pubco, Merger Sub, and the Sellers having performed in all material respects the respective obligations and complied in all material respects with their respective covenants and agreements under the Business Combination Agreement required to be performed or complied with on or prior the date of the Closing; (iii) absence of any Material Adverse Effect with respect to the Target Companies (taken as a whole) or Pubco since the date of the Business Combination Agreement which is continuing and uncured; (iv) the Non-Competition Agreements, Lock-Up Agreement, Registration Rights Agreement, and Employment Agreements being in full force and effect from the Closing; (v) receipt by HMAC of the Founders Registration Rights Agreement Amendment duly executed by Pubco; (vi) any issued and outstanding convertible securities of Able View having been terminated without any consideration or liability; (vii) HMAC having received copies of each share certificate for Able View shares; (viii) the maturity of certain debt of the Target Companies having been extend or such debt having been otherwise amended to the satisfaction of HMAC; and (ix) if applicable, certain contracts involving the Target Companies or Sellers or other related persons having been terminated with no obligation or liability.

Termination

The Business Combination Agreement may be terminated at any time prior to the Closing by either HMAC or Able View if the conditions to the Closing set forth in the Business Combination Agreement (the majority of which are summarized above) are not satisfied or waived by May 21, 2023.

The Business Combination Agreement may also be terminated under certain other customary and limited circumstances at any time prior the Closing, including, among other reasons: (i) by mutual written consent of HMAC and Able View; (ii) by either HMAC or Able View if a governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions, and such order or other action has become final and non-appealable; (iii) by Able View for HMAC’s uncured breach of the Business Combination Agreement, such that the related Closing condition would not be met; (iv) by HMAC for the uncured breach of the Business Combination Agreement by Able View, Pubco, Merger Sub, or any Seller, such that the related Closing condition would not be met; (v) by either HMAC or Able View if HMAC holds its shareholder meeting to approve the Business Combination Agreement and the Transactions, and such approval is not obtained; and (vi) by either HMAC or Able View if there has been a Material Adverse Effect on the Company or Pubco which is uncured or continuing.

If the Business Combination Agreement is terminated, all further obligations of the parties under the Business Combination Agreement (except for certain obligations related to confidentiality, effect of termination, fees and expenses, trust fund waiver, miscellaneous and definitions to the foregoing) will terminate, no party to the Business Combination Agreement will have any further liability to any other party thereto except for liability for fraud or for willful breach of the Business Combination Agreement prior to termination.

Trust Account Waiver

The Company, Pubco, the Merger Sub and the Sellers have agreed that they and their affiliates will not have any right, title, interest or claim of any kind in or to any monies in HMAC’s trust account held for its public shareholders, and have agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom).

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties, covenants and agreements were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Business Combination Agreement has been filed to provide investors with information regarding its terms, but it is not intended to provide any other factual information about HMAC, Pubco, Able View or any other party to the Business Combination Agreement. In particular, the representations and warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in HMAC’s or Pubco’s public disclosures.

Key Ancillary Documents

Lock-Up Agreement

Simultaneously with the execution and delivery of the Business Combination Agreement, Able View’s largest shareholder entered into a Lock-Up Agreement with Pubco, HMAC, and Able View (the “Lock-Up Agreement”). Pursuant to the Lock-Up Agreement, the shareholder agreed not to, during the period commencing from the Closing and ending on the 12-month anniversary of the Closing (subject to early release if Pubco consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party): (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any restricted securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such restricted securities, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i) or (ii) above is to be settled by delivery of the restricted securities or other securities, in cash or otherwise (in each case, subject to certain limited permitted transfers, provided that the transferred shares shall continue to be subject to the Lock-Up Agreement).

The foregoing description of the Lock-Up Agreement is subject to and qualified in its entirety by reference to the full text of the Lock-Up Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K.

Non-Competition Agreements

Simultaneously with the execution and delivery of the Business Combination Agreement, certain shareholders of Able View entered into non-competition and non-solicitation agreements (collectively, the “Non-Competition Agreements”) in favor of Able View, HMAC and Pubco and their respective present and future successors and direct and indirect subsidiaries (“Covered Parties”), to be effective as of the Closing. Under the Non-Competition Agreements, the Company executive officers signatory thereto agree not to engage directly or indirectly in a business competitive with Pubco or Able View in the People’s Republic of China, Hong Kong, Macao or Taiwan for the one year period after the Closing, provided that such shareholder will be permitted under its Non-Competition Agreement to own passive investments of less than 2% of the total issued and outstanding equity interests of a competitor that is publicly traded, so long as such shareholder and such shareholder’s affiliates are not directly or indirectly involved in the management or control of such competitor. Under the Non-Competition Agreement, the shareholders and their affiliates will also be subject to certain non-solicitation and non-interference obligations during the restricted period with respect to the Covered Parties’ respective (i) employees, independent contractors, directors, commissioners or consultants, (ii) customers or clients, and (iii) vendors, suppliers, distributors, agents or other service providers. Parent will also be subject to non-disparagement provisions regarding the Covered Parties and confidentiality obligations with respect to the confidential information of the Covered Parties.

The foregoing description of the Non-Competition Agreement is subject to and qualified in its entirety by reference to the full text of the form of Non-Competition Agreement, a copy of which is filed as Exhibit 10.2 to this Current Report on Form 8-K.

Registration Rights Agreement

Simultaneously with the execution and delivery of the Business Combination Agreement, each Seller will enter into a registration rights agreement (the “Registration Rights Agreement”) with Pubco and HMAC, pursuant to which, among other matters, Pubco will agree to undertake certain registration obligations in accordance with the Securities Act and the Sellers will be granted customary demand and piggyback registration rights.

The foregoing description of the Registration Rights Agreement is subject to and qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 10.3 to this Current Report on Form 8-K.

Founder Registration Rights Agreement Amendment

Simultaneously with the execution and delivery of the Business Combination Agreement, Pubco, HMAC and Bright Winlong LLC (“Sponsor”) entered into an amendment to the registration rights agreement (the “Founder Registration Rights Agreement Amendment”) entered into by HMAC and Sponsor at the time of HMAC’s initial public offering (the “Founder Registration Rights Agreement”). Under the Founder Registration Rights Agreement Amendment, the Founder Registration Rights Agreement will be amended to, among other things, add Pubco as a party and to reflect the issuance of Pubco ordinary shares and warrants pursuant to the Business Combination Agreement, and to reconcile with the provisions of the Registration Rights Agreement, including making the registration rights of the Sellers and Sponsor pari passu with respect to any underwriting cut-backs.

The foregoing description of the Founder Registration Rights Agreement Amendment is subject to and qualified in its entirety by reference to the full text of the Founder Registration Rights Agreement Amendment, a copy of which is filed as Exhibit 10.4 to this Current Report on Form 8-K.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this Current Report on Form 8-K are not historical facts, but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K and on the current expectations of HMAC’s and Able View’s respective management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of HMAC and Able View. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions.

These forward-looking statements are subject to a number of risks and uncertainties, including the inability of the parties to successfully or timely consummate the Transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the Combined Company or the expected benefits of the Transaction, if not obtained; the failure to realize the anticipated benefits of the Transaction; the ability of HMAC prior to the Transaction, and the Combined Company following completion of the Transaction, to maintain (in the case of HMAC) and to obtain and maintain (in the case of the Combined Company) the listing of HMAC’s shares prior to the Transaction, and, following the Transaction, the Combined Company’s shares, on Nasdaq; costs related to the Transaction; the failure to satisfy the conditions to the consummation of the Transaction, including the approval of the Business Combination Agreement by the shareholders of HMAC, the risk that the Transaction may not be completed by the stated deadline and the potential failure to obtain an extension of the stated deadline; the inability to complete a PIPE transaction or other financing; the outcome of any legal proceedings that may be instituted against HMAC or Able View related to the Transaction; the attraction and retention of qualified directors, officers, employees and key personnel of HMAC and Able View prior to the Transaction, and the Combined Company following the Transaction; the ability of the Combined Company to compete effectively in a highly competitive market; the ability to protect and enhance Able View’s corporate reputation and brand; the impact from future regulatory, judicial, and legislative changes in Able View’s industry; the uncertain effects of the COVID-19 pandemic or other public health matters; competition from larger companies that have greater resources, technology, relationships and/or expertise; the future financial performance of the Combined Company following the Transaction, including the ability of future revenues to meet projected annual projections; the ability of the Combined Company to forecast and maintain an adequate rate of revenue growth and appropriately plan its expenses; the Combined Company’s ability to manage a complex set of marketing relationships and realize projected revenues from subscriptions, advertisements; product sales and/or services; Able View’s ability to execute its business plans and strategy; and those factors set forth in documents of HMAC or Able View Global Inc. filed, or to be filed, with the SEC. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the registration statement on Form F-4 and related proxy statement and other documents to be filed by HMAC or Able View Global Inc. from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. The foregoing list of risks is not exhaustive.

If any of these risks materialize or the underlying assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither HMAC nor Able View presently know or that HMAC or Able View currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect HMAC’s and Able View’s current expectations, plans and forecasts of future events and views as of the date of this Current Report on Form 8-K. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this Current Report on Form 8-K, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of HMAC and Able View described above. HMAC and Able View anticipate that subsequent events and developments will cause their assessments to change. However, while HMAC and Able View may elect to update these forward-looking statements at some point in the future, they each specifically disclaim any obligation to do so, except as may be required by law. These forward-looking statements should not be relied upon as representing HMAC’s or Able View’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Participants in the Solicitation

HMAC and Able View and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed transaction described in this Current Report on Form 8-K under the rules of the SEC. Information about the directors and executive officers of HMAC is set forth in the final prospectus of HMAC, dated as of August 10, 2022, and filed with the U.S. Securities and Exchange Commission (“SEC”) (File No. 333-261340) on August 12, 2022, and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Hainan Manaslu Acquisition Corp., B3406, 34F, West Tower, Block B, Guorui Building, 11 Guoxing Avenue, Haikou, Hainan Province, People’s Republic of China 570203. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the HMAC shareholders in connection with the proposed Transaction will be set forth in the registration statement containing the proxy statement/prospectus on Form F-4 to be filed by Able View Global Inc. with respect to the proposed Transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated herein.

Important Information About the Transaction and Where to Find It

This Current Report on Form 8-K relates to a proposed Transaction between HMAC and Able View. Nothing contained herein shall constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the Transaction described herein, HMAC and Able View intend to file relevant materials with the SEC, including a registration statement on Form F-4 to be filed by Able View Global Inc., which will include a proxy statement/prospectus. Security holders are encouraged to carefully review such information, including the risk factors and other disclosures therein. The proxy statement/prospectus will be sent to all shareholders of HMAC. HMAC and Able View Global Inc. will also file other documents regarding the proposed Transaction with the SEC. Before making any voting or investment decision, investors and security holders of HMAC are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed Transaction.

Non-Solicitation

This Current Report on Form 8-K does not constitute, and should not be construed to be, a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination described herein and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

The following exhibits are being filed herewith:

2.1*	Business Combination Agreement, dated as of November 21, 2022, by and among Hainan Manaslu Acquisition Corp., Able View Global Inc., Able View Inc., Able View Corporation Inc. and the Shareholders of Able View Inc.
10.1	Lock-Up Agreement, dated as of November 21, 2022, by and among Hainan Manaslu Acquisition Corp., Able View Global Inc., Able View Inc., and the Shareholder of Able View Inc. named therein.
10.2	Form of Non-Competition Agreement, dated as of November 21, 2022, by and among Hainan Manaslu Acquisition Corp., Able View Global Inc., Able View Inc., and the Shareholder of Able View Inc. named therein.
10.3	Registration Rights Agreement, dated as of November 21, 2022, by and among Able View Global Inc., Hainan Manaslu Acquisition Corp., and the Holders named therein.
10.4	First Amendment to Registration Rights Agreement, dated as of November 21, 2022, by and among Hainan Manaslu Acquisition Corp., Able View Global Inc., Bright Winlong LLC, and the Holders named therein.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	The exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 25, 2022	Hainan Manaslu Acquisition Corp.

	By:	/s/ Zhifan Zhou
		Name:	Zhifan Zhou
		Title:	Chairman and Chief Executive Officer